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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2007

CHINA FORTUNE ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-52370	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China	200121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 86-21-5049-1188

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 23, 2007, the initial public offering (“IPO”) of 9,375,000 Units (“Units”) of China Fortune Acquisition Corp. (the “Company”) was consummated. Each Unit consists of one ordinary share, $.0001 par value per share (“Ordinary Shares”), and one Warrant (“Warrant(s)”), each to purchase one Ordinary Share. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $75,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private sale (“Private Sale”) of 250,000 Units (“Insider Units”) at a price of $8.00 per Unit, generating total proceeds of $2,000,000. The Insider Units were purchased by Bo Yu, the Company’s Chairman of the Board and Chief Executive Officer. The Insider Units are identical to the Units sold in the IPO except that if the Company calls the Warrants for redemption, the Warrants underlying the Insider Units will be exercisable on a cashless basis so long as such warrants are held by Mr. Yu or his affiliates. Mr. Yu has agreed that the Insider Units (and underlying securities) will not be sold or transferred by him until after the Company has completed a business combination.

Audited financial statements as of July 23, 2007 reflecting receipt of the proceeds upon consummation of the IPO and the Private Sale have been issued by the Company and are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. A copy of the Company’s press release, dated July 23, 2007 announcing the foregoing transaction, is included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FORTUNE ACQUISITION CORP.

Dated: July 26, 2007	By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer